Results of January 13, 2005 shareholder meeting
 (Unaudited)

A special meeting of shareholders of the fund was held on January 13, 2005. At the meeting, the following proposal was approved:


Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Master Income Trust to Putnam Premier Income Trust in exchange for the issuance and delivery of shares of beneficial interest of Putnam Premier Income Trust and the assumption by Putnam Premier Income Trust of the liabilities of Putnam Master Income Trust, and the distribution of such shares to the shareholders of Putnam Master income Trust in complete liquidation of Putnam Master Income Trust.

	Votes	Votes		Abstentions
				  for		against

				67,764,834	4,292,013		3,413,230